Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment to the Registration Statement on Form F-1 of Puhui Wealth Investment Management Co., Ltd. and its subsidiaries of our report dated February 14, 2018, except for Note 1, 3 and 4, as to which the date is April 16, 2018, and Note 2, 10, 14 and 16, as to which the date is May 18, 2018, with respect to the consolidated balance sheets of Puhui Wealth Investment Co., Ltd. and its subsidiaries as of June 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for each of the years in the two-year period ended June 30, 2017, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

June 25, 2018